UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 28, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments to Present at the Stifel Technology, Internet and Media Conference 2015”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Measuring Instruments to Present at the Stifel Technology, Internet
and Media Conference 2015

-- Management to Present on February 9th, 2015 at 1:15 p.m. PT --

Rehovot, Israel – January 28, 2015 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, announced today that Mr. Dror David, CFO, will present at the Stifel Technology, Internet and Media Conference 2015 on February 9th, 2015.

Mr. David will present at the Stifel Technology, Internet and Media Conference on February 9th, 2015 at 1:15 p.m. PT in San Francisco at the Westin St. Francis. Mr. David will be available during the day, February 9th, for one-on-one meetings. Please contact your Stifel representative to schedule a meeting. Investors and other interested parties may access the live presentation at http://ir.novameasuring.com/webcast. This webcast will be archived for 90 days following the live presentation.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced optical metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI